                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   _________

                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                           (Amendment No. ________)*


                                  ESOFT, INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   296904105
                                (CUSIP Number)

                           WILLIAM M. ELLIOTT, ESQ.
                            GATEWAY COMPANIES, INC.
                            4545 TOWNE CENTRE COURT
                              SAN DIEGO, CA 92121
                                 (858)799-3401
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                APRIL 26, 2000
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check
the following box.    [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_____________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO.  296904105                                     PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GATEWAY COMPANIES, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,281,591

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,281,591

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,881,591
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER.

This statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of eSoft, Inc., a Delaware corporation (the "Issuer"). Gateway Companies, Inc., a Delaware corporation ("Gateway"), has acquired 1,281,591 shares of Common Stock and a warrant to acquire an additional 600,000 shares of Common Stock which, subject to the satisfaction of certain performance milestones, is exerciseable within 60 days of this Schedule 13D. The principal executive offices of the Issuer are located at 295 Interlocked Boulevard, Suite 500, Broomfield, Colorado 80021.

Item 2.  IDENTITY AND BACKGROUND.

This statement is being filed by Gateway, which is a corporation organized under the laws of the State of Delaware. Its principal business and executive office is located at 4545 Towne Centre Court, San Diego, California 92121. Information in this schedule is also being disclosed by (i) the directors and executive officers of Gateway, (ii) Gateway, Inc., a Delaware corporation and 100% parent of Gateway ("Gateway, Inc."), and (iii) the directors and executive officers of Gateway, Inc., all of whom are set forth on Appendix A attached hereto and incorporated herein by reference. Gateway, Inc.'s principal business and executive office is located at 4545 Towne Centre Court, San Diego, California 92121.

Gateway is a leading direct marketer of personal computers and related products and services. Gateway develops, manufactures, markets and supports a broad line of desktop and portable PCs, servers and workstations used by individuals, families, businesses, government agencies and educational institutions. Gateway also offers diversified products and services "beyond the box," such as software, peripherals, Internet access services, training programs, support programs and financing programs.

None of Gateway nor any other person disclosed in response to this Item 2 has during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 26, 2000, pursuant to a Stock and Warrant Purchase and Investor Rights Agreement (the "Stock Purchase Agreement"), Gateway acquired 1,281,591 shares of Common Stock for $19.507 per share (subject to adjustment upon the occurrence of certain events) or an aggregate total amount of $25 million, subject to a payment schedule and a corresponding release of shares from an escrow. The source of the funds for the purchase price was Gateway's working capital. Gateway did not acquire any of the Common Stock with borrowed funds.

Pursuant to the Stock Purchase Agreement, Gateway also acquired a warrant (the "Gateway Warrant") exerciseable for 600,000 shares of Common Stock at $19.507 per share (subject to adjustment upon the occurrence of certain events).

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by the text of such agreement which is attached hereto as Exhibit 1 and which is incorporated herein by this reference.

Item 4.  PURPOSE OF TRANSACTION.

Gateway acquired the Common Stock and if exercised, the Common Stock issuable upon exercise of the Gateway Warrant, as an investment. The persons other than Gateway described in Item 2 do not own any shares of the Issuer.

Except as set forth in this Item 4, none of Gateway nor any other person disclosed in response to Item 2 has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Gateway expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer's Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, Gateway reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, Gateway may, subject to applicable securities laws, at any time and from time to time acquire additional shares of the Issuer's Common Stock or securities convertible or exchangeable for the Issuer's Common Stock in public or private transactions; dispose of shares of the Issuer's Common Stock or other securities convertible or exchangeable for the Issuer's Common Stock in public or private transactions; and/or enter into privately negotiated derivative transactions with one or more parties to hedge the market risk of some or all of its positions in the Issuer's Common Stock or such other securities. Any such transactions may be effected at any time and from time to time.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

On April 26, 2000, pursuant to the Stock Purchase Agreement, Gateway acquired 1,281,591 shares of Common Stock for $19.507 per share (subject to adjustment upon the occurrence of certain events) for an aggregate total amount of $25 million, subject to a payment schedule and a corresponding release of shares from an escrow. In connection with the transaction, the Issuer granted Gateway the Gateway Warrant to acquire an additional 600,000 shares at a price per share of $19.507 (subject to adjustment upon the occurrence of certain events). Due to the possibility that it may exercise the Gateway Warrant, Gateway may be deemed to presently be the beneficial owner of shares of the Common Stock obtainable upon exercise of the Gateway Warrant pursuant to Exchange Act Rule 13d-3(d)(1)(i)(B). Gateway's beneficial ownership of the Common Stock represents approximately 11.5% of the Issuer's outstanding Common Stock (including the Common Stock deemed to be beneficially held by Gateway as a result of exercise of the Gateway Warrant) based upon the outstanding shares of Common Stock set forth in the Issuer's Form 10-K filed with the Securities and Exchange Commission for the Company's fiscal year ended December 31, 1999. Other than Gateway, Inc. through its ownership of Gateway, no other person disclosed in response to Item 2 beneficially owns any shares of the Issuer's Common Stock.

Subject to the Proxy described in Item 6 below, Gateway has sole voting power and sole dispositive power of the Common Stock that it holds, and, upon exercise of the Gateway Warrant, will have sole voting and dispositive power of the Common Stock it holds as a result of such exercise. In the last sixty days, none of Gateway nor any other person disclosed in response to Item 2 has been a party to any transaction in the Common Stock. Gateway knows of no other person that has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the Stock Purchase Agreement, Gateway received the Gateway Warrant and a right of first refusal with respect to future issuances of securities by the Issuer. The Issuer also gave Gateway certain demand and piggy-back registration rights with respect to the Common Stock issued to Gateway under the Stock Purchase Agreement and the Common Stock issuable to Gateway upon exercise of the Gateway Warrant.

Gateway has executed a Proxy which permits Jeffrey Finn, Chief Executive Officer of the Issuer, to vote the 640,795 shares of Common Stock issued to Gateway that have not been fully paid as of the date of this Schedule 13D in accordance with the payment schedule set forth in the Stock Purchase Agreement. The Proxy will terminate when Gateway pays the purchase price for these shares of Common Stock in accordance with such payment schedule.

Except as disclosed in this Item 6, none of Gateway nor any other person disclosed in response to Item 2 is a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing descriptions of the Stock Purchase Agreement is qualified in its entirety by the text of such agreement which is attached hereto as Exhibit 1 and which is incorporated herein by this reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

The information set forth in the Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2000            GATEWAY COMPANIES, INC.


                              By:  /s/ John J. Todd
                                   -----------------
                                   John J. Todd
                                   Senior Vice President and
                                   Chief Financial Officer

                                  SCHEDULE 13D

                                  ESOFT, INC.,
                                     ISSUER


                                   APPENDIX A



     NAME              PRESENT                                                                  GATEWAY             GATEWAY
  CITIZENSHIP(1)       PRINCIPAL                       GATEWAY, INC.       GATEWAY, INC.     COMPANIES, INC.     COMPANIES, INC.
    ADDRESS(2)         OCCUPATION                      EXEC. OFFICER         DIRECTOR        EXEC. OFFICER         DIRECTOR
-------------------------------------------------------------------------------------------------------------------------------
Theodore W. Waitt     Chairman of the Board                                  X

Jeffrey Weitzen       President and                          X               X                 X                    X
                      Chief Executive Officer

David J. Robino       Vice Chairman                          X                                 X

R. Todd Bradley       Executive Vice President,                                                X
                      Global Operations

Van M. Andrews        Senior Vice President,                                                   X
                      Gateway Business

Peter B. Ashkin       Senior Vice President,                 X
                      Chief Technology Officer

Joseph J. Burke       Senior Vice President,                                                   X
                      Global Business Development

Jack Dollard          Senior Vice President,                                                   X
                      Manufacturing

William M. Elliott    Senior Vice President,                 X                                 X                    X
                      General Counsel and Secretary

Michael D. Hammond    Senior Vice President,                                                   X
                      Business Process
                      Simplification



     NAME              PRESENT                                                                  GATEWAY             GATEWAY
  CITIZENSHIP(1)       PRINCIPAL                       GATEWAY, INC.       GATEWAY, INC.     COMPANIES, INC.     COMPANIES, INC.
    ADDRESS(2)         OCCUPATION                      EXEC. OFFICER         DIRECTOR        EXEC. OFFICER         DIRECTOR
-------------------------------------------------------------------------------------------------------------------------------
Clifford S. Holtz     Senior Vice President,                                                   X
                      Gateway Consumer

John M. Renfro        Senior Vice President, Human           X
                      Resources

John J. Todd          Senior Vice President and              X                                 X                    X
                      Chief Financial Officer

George H. Krauss      Director                                               X
                      (attorney with law firm of
                      Kutak Rock)

Richard D. Snyder     Director                                               X
                      (President - Avalon
                      Investments, Inc.)

Douglas L. Lacey      Director                                               X
                      (Partner in accounting firm
                      of Nichols, Rise & Company,
                      L.L.P.)

Charles G. Carey      Director                                               X
                      (Chairman of the Board and
                      Chief Executive Officer of
                      Fox Television Division of
                      Fox Inc. and Co-Chief
                      Operating Officer of News
                      Corporation)

James F. McCann       Director                                               X
                      (President of 1-800-FLOWERS)

Elizabeth Dole        Director                                               X
                     (former President of the Red
                      Cross)

(1)  All are United States citizens.

(2)  All addresses are 4545 Towne Centre Court, San Diego, CA 92101.

Exhibit Index


1.   Stock and Warrant Purchase and Investor Rights Agreement dated April 26,
     2000.

                                       10